FlexShopper, Inc.
2700 N. Military Trail, Suite 200
Boca Raton, Florida 33431

September 24, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood

Re:	FlexShopper, Inc. Registration Statement on Form S-1 File No. 333-226823

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant FlexShopper, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Tuesday, September 25, 2018, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Coleman Wombwell ((704) 331-7551; coleman.wombwell@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Wombwell when this request for acceleration has been granted.

Sincerely,

/s/ Russ Heiser

Russ Heiser
Chief Financial Officer